Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007-MTNDD189 Subject to Completion, Dated November 21, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Buffer Notes

Based Upon a Global Index Basket

Due             , 2011

$1,000.00 per Note

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 21, 2007

Buffer Notes

Based Upon a Global Index Basket Due             , 2011

This Offering Summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

OVERVIEW OF THE NOTES

The Buffer Notes Based Upon a Global Index Basket due 2011 (the “Notes”), are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Global Index Basket during the term of the Notes, while also providing full protection against a decline of 20% or less in the value of the Global Index Basket and limited protection against a decline of more than 20% in the value of the Global Index Basket. The Notes are not principal protected and do not pay periodic interest. The return on the Notes, if any, is based upon a basket comprised of four equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index (each, an “Underlying Index” and together, the “Global Index Basket”). In the calculation of the return on the Global Index Basket, the return on the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Stock AverageSM will each be weighted 30% and the return on the Hang Seng China Enterprises Index will be weighted 10%. The Notes have a maturity of approximately 3.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

O

Limited Downside Protection and Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment based on the percentage change in the value of the Global Index Basket from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing value of the Global Index Basket from the Pricing Date to the Valuation Date as the Basket Return. If the Ending Value of the Global Index Basket is greater than its Starting Value of 100, at maturity you will receive for each Note you then hold the $1,000 principal amount per Note plus approximately 115% to 120% (to be determined on the Pricing Date) of the Basket Return. If the Ending Value of the Global Index Basket is less than or equal to 100 but greater than or equal to 80, the maturity payment will equal the $1,000 principal amount per Note. If the Ending Value of the Global Index Basket is less than 80 (representing a decrease of more than 20% from its Starting Value of 100), the maturity payment will equal the $1,000 principal amount per Note plus the product of (i) $1,000 and (ii) the sum of (1) the Basket Return (which will be negative) and (2) 20%. Thus, if the Ending Value of the Global Index Basket is less than 80, the maturity payment will be less than your initial investment of $1,000 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 20% of your investment in the Notes.

O

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

O

No Principal Protection. While the Notes provide limited protection against the decline in the value of the Global Index Basket, the Notes are not principal protected. If the closing value of the Global Index Basket is less than 80 (a decrease of more than 20% from its Starting Value of 100), the maturity payment you will receive will equal $1,000 principal amount per Note plus the product of (i) the $1,000 principal amount per Note and (ii) the sum of (1) the Basket Return (which will be negative) and (2) 20%. Thus, if the Ending Value of the Global Index Basket is less than 80, the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

TYPES OF INVESTORS

The Notes may be an attractive investment for the following types of investors:

O	Investors looking for potential enhanced upside exposure to the Global Index Basket

O	Investors willing to accept downside exposure to the Global Index Basket with limited protection

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio

O

Current or prospective holders of exchange-traded funds and index funds benchmarked to any of the Underlying Indices that comprise the Global Index Basket who are willing to accept the downside risk in the Global Index Basket, subject to limited protection against loss

PRELIMINARY TERMS

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon a Global Index Basket Due , 2011
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa2 / AA (Moody’s / S&P) based upon the Citigroup Inc. guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	December , 2007
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	Approximately 3 business days before the Maturity Date
Maturity Date:	Approximately 3.5 years after the Issue Date
Issue Price:	$1,000 per Note
Coupon:	None
Global Index Basket:	A basket based on the weighted values of four equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index. In the calculation of the Basket Return on the Global Index Basket, the Basket Return on the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Stock AverageSM will each be weighted 30% and the return on the Hang Seng China Enterprises Index will be weighted 10%
Payment at Maturity:	For each $1,000 Note, $1,000 plus a Basket Return Amount, which may be positive, zero or negative
Basket Return Amount:

O      If the Basket Return is positive, the Basket Return Amount will be positive and will equal:

$1,000 × Basket Return × Upside Participation Rate

O       If the Basket Return is between 0% and –20%, the Basket Return Amount will be zero.

O      If the Basket Return is less than –20%, the Basket Return Amount will be negative and will equal:

$1,000 × (Basket Return + 20%)

Basket Return:	The Basket Return will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	Set to 100 on the Pricing Date
Ending Value:	The closing value of the Global Index Basket on the Valuation Date
Upside Participation Rate:	Approximately 115% to 120% (to be determined on the Pricing Date)
Listing:	The Notes will not be listed on any exchange.
Underwriting Discount:	1.25%
Sales Commission Earned:	$12.50 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:

BENEFITS OF THE NOTES

O

Enhanced Participation in any Appreciation of the Global Index Basket.    The return on the Notes, if any, is based upon the performance of the Global Index Basket. If the Ending Value of the Global Index Basket exceeds its Starting Value, your participation in the basket’s appreciation will be increased by the Upside Participation Rate.

O

Some Protection Against Loss.    At maturity you will receive your original investment in the Notes even if the Ending Value of the Global Index Basket has declined from its Starting Value, as long as the Ending Value is not less than 80% of the Starting Value. In this case, you will not suffer the same loss that a direct investment in the Underlying Indices would produce. However, if the Ending Value of the Global Index Basket is less than 80 (a decline of more than 20% from its Starting Value), the amount you receive at maturity will be less than your initial investment in the Notes.

O	Diversification. The Notes are linked to the Global Index Basket and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the preliminary pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the Global Index Basket from the Pricing Date to the Valuation Date. If the Ending Value of the Global Index Basket is less than 80 (a decrease of more than 20% from its Starting Value of 100), the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the closing value of the Global Index Basket exceeded its Starting Value at one or more times over the term of the Notes.

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the Global Index Basket does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Exchange Listing and Secondary Market.    The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

O

Return on the Global Index Basket May Be Lower than the Return on One or More of the Underlying Indices.    Because the value of the Global Index Basket will be based on the weighted returns of the Underlying Indices, a significant increase in the value of one of the Underlying Indices during the term of the Notes but not the other Underlying Indices may be substantially or entirely offset by a decrease in the value of one or more of the other underlying Indices during the term of the Notes. This may cause your return on the Notes, if any, to be less than the return on a similar instrument linked to one or more of the Underlying Indices.

O

Resale Value of the Notes May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Indices, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Indices, correlation among the four Underlying Indices, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $1,000 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

O

Some of the Stocks Included in the Global Index Basket Will Be Affected by Conditions in Foreign Securities Markets.    Some of the stocks that constitute the Global Index Basket have been issued by companies in foreign securities markets. Securities prices in foreign markets are subject to political, economic, financial and social factors that apply in those markets. Foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. In addition, certain of the exchanges on which the stocks constituting the Underlying Indices are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. As a result, variations in the value of the Underlying Indices may be limited by price limitations on, or suspensions of trading of, individual stocks constituting the Underlying Indices, which may, in turn, adversely affect the value of the Global Index Basket and the Notes.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Underlying Indices or other instruments, such as options, swaps or futures, based upon the Global Index Basket, the Underlying Indices or the stocks included in the Underlying Indices, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets

For U.S. federal income tax purposes, the Notes generally should be treated as a variable cash-settled prepaid forward contract on the value of the Global Index Basket on the valuation date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Global Index Basket subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

In the case of a holder of a Note that is not a U.S. person (“Non-U.S. Holder”) the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

O	such gain is not effectively connected with a U.S. trade or business of such holder, and

O

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the Global Index Basket

General. The Global Index Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as calculation agent. The Global Index Basket will represent the weighted returns of the following four equity indices from the Pricing Date to the Valuation Date: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index. Each of the four indices included in the Global Index Basket will initially be weighted as set forth below based on the value of each index on the Pricing Date, as determined by the calculation agent, to achieve a Starting Value of 100 for the Global Index Basket on that date:

Underlying Index	Initial Percentage of Basket	Initial Index Value	Basket Composition Ratio
S&P 500® Index	30%
Dow Jones EURO STOXX 50® Index	30%
Nikkei 225 Stock AverageSM	30%
Hang Seng China Enterprises Index	10%

The value of the Global Index Basket on the Pricing Date, will equal the sum of the products of (i) each Underlying Index’s closing level on the Pricing Date (the “Initial Index Value”) and (ii) that Underlying Index’s Basket Composition Ratio. The value of the Global Index Basket on the Valuation Date will equal (i) the sum of the products of each Underlying Index’s closing level on the Valuation Date and (ii) that Underlying Index’s Basket Composition Ratio. The Basket Composition Ratio for the S&P 500® Index will equal 30.00 divided by the closing level of the S&P 500® Index on the Pricing Date. The Basket Composition Ratio for the Dow Jones EURO STOXX 50® Index will equal 30.00 divided by the closing level of the Dow Jones EURO STOXX 50® Index on the Pricing Date. The Basket Composition Ratio for the Nikkei 225 Stock AverageSM will equal 30.00 divided by the closing level of the Nikkei 225 Stock AverageSM on the Pricing Date. The Basket Composition Ratio for the Hang Seng China Enterprises Index will equal 10.00 divided by the closing level of the Hang Seng China Enterprises Index on the Pricing Date. The value of the Global Index Basket on the Valuation Date, will equal the sum of the products of (i) each Underlying Index’s closing level on the Valuation Date and (ii) that Underlying Index’s Basket Composition Ratio. The value of the Global Index Basket will not be published by any exchange.

The following graph sets forth the hypothetical historical closing values of the Global Index Basket on each index business day, commencing January 1, 2002 through November 20, 2007. Each value was calculated as if the Global Index Basket had been created on January 1, 2002 with an initial value of 100. The Global Index Basket will actually be established on the Pricing Date with a value of 100. The hypothetical historical closing values set forth below in the graph have not been reviewed or verified by Dow Jones & Company, Inc. (“Dow Jones”), STOXX Limited (“STOXX”), Nihon Keizai Shimbun, Inc. (“NKS”), Standard & Poors’s (“S&P”), Hang Seng Data Services Limited or any other independent third party.

Actual historical closing values of each of the four Underlying Indices were used to calculate the hypothetical historical closing values of the Global Index Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Global Index Basket on the Pricing Date or the future performance of the Global Index Basket or what the market value of the Notes may be. Any hypothetical historical upward or downward trend in the value of the Global Index Basket during any period set forth below is not an indication that the Global Index Basket is more or less likely to increase or decrease at any time during the term of the Notes.

The source of the data on each of the Underlying Indices used to compute the hypothetical historical closing values of the Global Index Basket is Bloomberg.

Additional information on the Global Index Basket and each Underlying Index, including its respective makeup, method of calculation and changes in its components, is included in the preliminary pricing supplement related to this offering under “Description of the Global Index Basket,” “Description of the S&P 500® Index,” “Description of the Dow Jones EURO STOXX 50® Index,” “Description of the Nikkei 225 Stock AverageSM” and “Description of the Hang Seng China Enterprises Index.” All such disclosures in the preliminary pricing supplement are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Underlying Indices.

License Agreements

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP HOLDING.”

STOXX, Dow Jones and an affiliate of Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Notes.

The license agreement between STOXX and Citigroup Global Markets provides that the following language must be stated in this offering summary:

“STOXX and Dow Jones have no relationship to Citigroup Funding, other than the licensing of the use of the Dow Jones EURO STOXX 50® Index and the related trademarks as the case may be for use in connection with the calculation of the Notes.

STOXX and Dow Jones do not:

O	sponsor, endorse, sell or promote the Notes;

O	make investment recommendations that any person invest in the Notes or any other securities;

O	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes;

O	have any responsibility or liability for the administration, management or marketing of the Notes; or

O	consider the Notes or the owner of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50® Index or have any obligation to do so.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN, NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The license agreement is solely for the benefit of Citigroup Funding and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Notes or any other third parties.

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock AverageSM.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock AverageSM and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this offering summary that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock AverageSM to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock AverageSM. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock AverageSM in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock AverageSM.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock AverageSM or the manner in which such index is applied in determining any amount payable in respect of the Notes.

Citigroup has entered into a nonexclusive license agreement with HSI and Hang Seng Data Services Limited providing for the license to Citigroup and its subsidiaries, including Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by HSI and Hang Seng Data Services Limited in connection with certain securities, including the Notes.

The license agreement between Citigroup Global Markets, HSI and Hang Seng Data Services Limited provides that the following language must be stated in this offering summary:

“The Hang Seng China Enterprises Index (the “Index”) is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name Hang Seng China Enterprises Index is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Citigroup Funding in connection with the Notes (the “Product”), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OR ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY CITIGROUP FUNDING IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OR ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL

PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.”

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the Global Index Basket. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Global Index Basket on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $1,000.00 per Note

O	Starting Value: 100

O	Upside Participation Rate: 115%

O	Buffer Value: 20%

O	Maturity: 3.5 years

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Ending Value of the Global Index Basket	Price Return (%) on the Global Index Basket(2)	Return on the Buffer Notes(3)	Maturity Payment per Buffer Note
0.00	-100.00%	-80.00%	200.00
10.00	-90.00%	-70.00%	300.00
20.00	-80.00%	-60.00%	400.00
30.00	-70.00%	-50.00%	500.00
40.00	-60.00%	-40.00%	600.00
50.00	-50.00%	-30.00%	700.00
60.00	-40.00%	-20.00%	800.00
70.00	-30.00%	-10.00%	900.00
77.50	-22.50%	-2.50%	975.00
80.00	-20.00%	0.00%	1000.00
90.00	-10.00%	0.00%	1000.00
100.00	0.00%	0.00%	1,000.00
110.00	10.00%	11.50%	1,115.00
120.00	20.00%	23.00%	1,230.00
130.00	30.00%	34.50%	1,345.00
140.00	40.00%	46.00%	1,460.00
150.00	50.00%	57.50%	1,575.00
160.00	60.00%	69.00%	1,690.00
170.00	70.00%	80.50%	1,805.00
180.00	80.00%	92.00%	1,920.00
190.00	90.00%	103.50%	2,035.00
200.00	100.00%	115.00%	2,150.00

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The Price Return on the Global Basket Index excludes any dividends paid on the stocks in the Underlying Indices.
(3)	Return for the entire term of the Notes.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the closing value of the Underlying Indices is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if any of the Underlying Indices is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Basket Return Amount” and “—Discontinuance of any Underlying Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). The mark and name “Hang Seng China Enterprises Index” is proprietary to Hang Seng Data Services Limited, which has licensed its compilation and publication to HSI Services Limited. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones, STOXX or HSI Services Limited. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones, STOXX or HSI Services Limited and none of the above makes any warranties or bears any liability with respect to the Notes.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.